May 15, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Steve K. Stone
Chief Financial Officer
725 Broad Street
Augusta, Georgia 30901

Re:	Morris Publishing Group, LLC
	Form 10-K for the year ended December 31, 2005
	Form 10-Q for the quarter ended March 31, 2006
	Commission file #: 333-112246

Dear Mr. Stone:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *


Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 35

1. Please revise future filings to either disclose or cross-
reference
to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial
Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor`s
understanding
of the selected financial data.  Refer to the requirements of Item
301
of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

- Critical Accounting Policies and Estimates, page 37

2. Reference is made to your "goodwill and intangibles" critical accounting policy. In light of the fact that goodwill and intangible assets represent a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise future filings to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable.
Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

Report of Independent Public Accounting Firm, page 58

3. Please file an amended Form 10-K to include the manual or printed signature of the auditor`s firm on the report of the independent public accounting firm. Refer to Rule 2-02(a) of Regulation S-X and paragraph 8 of SAS 58.

Financial Statements

Consolidated Statements of Income, page 60

4. We note your presentation of gains and losses on the sale of fixed assets as a non-operating expense. Please revise future filings to present this amount as an operating expense. See paragraph 45 of SFAS
No. 144 and footnote 68 of SAB Topic 13.


Note 6. Long-Term Debt, page 71

5. We note from your disclosure on page 6 that the terms of your credit facilities and the indenture relating to the notes have several restrictions including your ability to pay dividends, dispose of assets, and incur or repay debt. Please tell us and revise future filings to disclose any restrictive covenants which may limit the payment of dividends or future repayment of outstanding debt in the notes to the financial statements. Your response and revised disclosure should include the nature, source and extent of the restriction(s) which may be material to an investor`s understanding of the covenants. See paragraphs 18-19 of SFAS No. 5.

Note 6.  Long term debt, page 71
Refinancing of bank credit facility-2005, page 72

6. Please clarify for us and in future filings whether the refinancing of the credit facility in 2005 resulted in an exchange of debt instruments with substantially different terms and has been accounted for as a debt extinguishment in accordance with the guidance outlined in EITF No. 96-19. If so, confirm to us that the capitalized loan fees of $2,046,000 associated with the refinancing of the credit facility were incurred from third parties and that such fees were not related to fees paid or received to extinguish the old debt instrument, which would be included in determining the debt extinguishment gain or loss. If the refinancing of the credit facility in 2005 was not considered an exchange or modification of debt instruments with substantially different terms, then please explain to us how your accounting treatment complies with EITF No. 96-
19.  We may have further comment upon receipt of your response.

Note 11.  Quarterly operations (unaudited), page 82

7. Please revise your selected quarterly financial data in future filings to also include gross profit for each full quarter within the two most recent fiscal years in accordance with Item 302(a)(1) of Regulation S-K.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Jean Yu at 202-
551-
3305 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Steve K. Stone
Morris Publishing Group, LLC
May 15, 2006
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